UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number 0-54162

NiMin Energy Corp.

(Translation of registrant’s name into English)

1160 Eugenia Place, Suite 100, Carpinteria, California 93013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information contained in this Form 6-K

On July 11, 2011, NiMin Energy Corp. issued the following operations update press release.

NiMin Energy Corp. Provides Operations Update

CARPINTERIA, CA – July 11, 2011 – NiMin Energy Corp. (TSX: NNN and OTCQX: NEYYF) (“NiMin” or the “Company”) announced the following operations update:

•	Second quarter exit rate of 1,200 barrels of oil equivalent (“BOE”) per day

•	Seven wells scheduled to come on line within 60 days

•	Completion of Phases I and II of the Willow Draw facilities expansion in Wyoming

•	Drilling of eight wells in Wyoming

•	Drilling of two wells in California.

Wyoming Update

In April, NiMin commenced its 2011 drilling program in Wyoming, which will continue through the end of 2011. The program includes a total of 18 wells.

Phases I and II of the facility expansion at the Willow Draw Field have been completed, and have effectively increased capacity from 465 barrels of oil per day (“BOPD”) to 1,100 BOPD. Phase III, to be completed in the fourth quarter, will increase capacity to handle all production from the 2011 program.

The Company has finished drilling three wells at Sheep Point Field, three wells at Hunt Field, and one well at Willow Draw. A second well at Willow Draw is currently being drilled.

Two wells at Sheep Point have a combined initial productive rate of 125 BOPD and the third well is awaiting completion. The first two wells at Hunt are awaiting fracture stimulation, which is scheduled for late July, and the third will be completed in August, along with both wells at Willow Draw.

Pleito Creek Field, California Update

NiMin has drilled two wells at its Pleito Creek field and recently finished fracture stimulation on both wells. Pleito Creek 23-35 was drilled as a vertical well with initial production of 110 BOPD, and Pleito Creek 24-35 is expected to come on production later this month.

Management Comments

Mr. Clancy Cottman, Chairman and CEO, said, “We are excited about the progress we’ve made on our drilling programs in Wyoming and California, both in terms of increasing current production and positioning ourselves to continue doing so in the future. Our second quarter exit rate of 1,200 BOE per day is encouraging, and with seven wells scheduled to come on line within the next two months, we are highly enthusiastic about our performance and prospects in 2011.

“The early completion of Phases I and II of our Willow Draw expansion has accelerated our infrastructure capacity in Wyoming. In addition, the first wells at Sheep Point are exceeding initial production estimates, our wells at Hunt and Willow Draw fields are coming in as predicted, and our remaining wells in Wyoming will be on production during the third quarter.

“In terms of our California operations, we remain keenly focused on exploiting the oil resource in the Pleito Creek field through conventional infill drilling and the application of our patented Combined Miscible Drive technology. Our first California well, drilled vertically with fracture stimulation completion, is producing above our internal estimates. The second well, with a thicker pay zone, will be on production this month. Overall, we’re very pleased with the positive impact of our CMD technology in the Pleito Creek field and look forward to bringing forward other opportunities to exploit this unique EOR technique.”

About NiMin Energy

NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S. The Company has over 28 million barrels of proved and probable reserves, 98% of which are oil.

Cautionary Statements

This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the drilling program to be completed by NiMin during 2011, production gains, the long-term upside potential of the patented CMD process and the increase in oil recovery resulting therefrom. Although NiMin believes that the expectations reflected in its forward-looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the

NiMin, Legacy or their respective financial or operating results or, as applicable, their securities. The net present value of future net revenue attributable to NiMin’s reserves does not represent fair market value. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (“mcf”): one barrel (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONTACTS:

Investors

Jonathan Wimbish, CFA

NiMin Energy Corp.

Chief Financial Officer

+1 (805) 566-2900

jwimbish@niminenergy.com

Media

Dan Gagnier/Jared Levy

Sard Verbinnen & Co

+1 (212) 687-8080

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.

Date: July 11, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer